October 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Claire Erlanger; Kevin Woody

Re:	Array Technologies, Inc.

Form 10-K for the Year Ended December 31, 2023

Form 8-K furnished August 8, 2024

File No. 001-39613

Ladies and Gentlemen:

On behalf of Array Technologies, Inc. (the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 10, 2024 concerning (i) the Form 10-K for the year ended December 31, 2023 filed with the Commission on February 28, 2024 (the “Annual Report”) and (ii) the Form 8-K furnished to the Commission on August 8, 2024.

To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Form 8-K furnished August 8, 2024

Exhibit 99.1 Earnings Release, page 10

1.

We note that your table on page 10 that reconciles Gross Profit to Adjusted Gross Profit, includes disclosure of Adjusted Gross Margin. Please revise future filings to include disclosure of GAAP Gross Margin whenever you include disclosure of Adjusted Gross Margin. See Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response to Comment #1:

The Company respectfully acknowledges the Staff’s comment. In future earnings discussions, the Company will revise its disclosure to include disclosure of GAAP Gross Margin whenever the Company includes disclosure of Adjusted Gross Margin.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates

Year Ended December 31, 2023 Compared to December 31, 2022, page 49

2.

We note your disclosure that the $34.1 million, or 9%, revenue increase in STI Operations in 2023 was driven by an increase in the number of megawatts shipped, most notably in the Brazil region, which offset lower ASP, due to a smaller percentage of construction services being offered. We also note that As a percentage of revenue, gross profit for STI Operations increased to 24% from 16% for the year ended December 31, 2023 and 2022, respectively, driven primarily by improved pass through of commodity volatility to customers, cost saving opportunities in raw materials, and a reduced impact of lower margin construction-related services provided. When more than one factor contributes to the change in amount of a specific income statement line item, such as revenue or gross profit, please revise your discussion in future filings to quantify the amount related to each factor, to the extent material.

Response to Comment #2:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will revise its disclosure where more than one factor contributes to a material change in the amount of a specific income statement line item to quantify the amount related to each factor, to the extent material.

Critical Accounting Estimates

Goodwill, page 53

3.

We note your disclosure that during the fourth quarter of 2023, with the assistance of a third-party specialist, you performed a quantitative assessment of the fair value of your STI reporting unit using the DCF and GPC methods described in Note 7 – Goodwill and Other Intangible Assets of the consolidated financial statements. Please tell us and revise to clarify whether the fair value of the reporting unit significantly exceeds the carrying value. To the extent any reporting unit is at risk of impairment, please revise future filings to disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.

Response to Comment #3:

The Company respectfully acknowledges the Staff’s comment. In connection with the annual goodwill impairment test performed during the 4th quarter 2023, the Company performed a Step 1 goodwill impairment test for the STI reporting unit. The estimated fair value of the reporting unit was 18.8% above the carrying value of the reporting unit as of December 31, 2023. During the 2nd quarter of 2024, the Company performed an interim Step 1 goodwill impairment test for the STI reporting unit under ASC 350-20-35-30 which resulted in no impairment of goodwill. During the 3rd quarter of 2024, the Company has experienced a sustained decrease in its stock price resulting in a lower market capitalization and revised projections at the STI reporting unit. Accordingly, the Company is currently performing a Step 1 goodwill impairment test for the STI reporting unit in connection with the preparation of its financial statements for the quarter ended September 30, 2024.

In its periodic report for the quarter ended September 30, 2024 and in future filings, the Company will revise its disclosure to clarify whether the fair value of the reporting unit significantly exceeds the carrying value as a result of a given valuation under ASC350-20. The Company will also revise its disclosure further in future filings to disclose the percentage by which the fair value exceeds the carrying value where any reporting unit is at risk of impairment and to describe any potential events or changes in circumstances that could reasonably be expected to negatively affect any key assumptions, including a discussion around the degree of uncertainty associated with the key assumptions.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-21

4.

We note that the majority of your revenue is recognized over time as work progresses, and for single performance obligations, you use an input measure, the cost-to-cost method, to determine progress. We also note that you review and update the contract related estimates on an ongoing basis and recognize adjustments for any project specific facts and circumstances that could impact the measurement of the extent of progress such as the total costs to complete the contracts, under the cumulative catchup method. Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

Response to Comment #4:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s contracts typically have an average duration between 2 and 8 months. The amount paid by customers for solar tracker systems primarily includes design services performed at the inception of the contract, and the delivery of physical materials either manufactured by the Company or purchased under vendor supply agreements. The Company updates for revenue recognition purposes monthly the estimated cost to complete for a given project for the remaining performance obligations using actual FIFO inventory cost. Additionally, the Company’s overall contracts do not include any significant labor performance obligations that would result in a material estimate in determining the costs to complete. As a result of the above noted factors, there were no material cumulative catch-up adjustments recorded due to a change in estimate in any of the periods presented.

In response to the Staff’s comment, the Company will include the following language in Note 2, Summary of Significant Accounting Policies, under the Use of Estimates Section, and similar disclosure in future filings:

A majority of our revenue is recognized over time as work progresses, and for single performance obligations, we use an input measure, the cost-to-cost method, to determine progress. We review and update the contract related estimates on an ongoing basis and recognize adjustments for any project specific facts and circumstances that could impact the measurement of the extent of progress such as the total costs to complete the contracts, under the cumulative catchup method. Due to the relatively short duration of our outstanding performance obligations, and our ability to estimate the remaining costs to be incurred, which are substantially all material costs covered under our material supply agreements with our suppliers, we have not recorded any material catchup adjustments for the periods presented that would have impacted revenues or EPS, related to revisions in our measurement of remaining progress of our performance obligations.

In addition, to the extent material, we will add disclosure in the MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis.

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Please do not hesitate to call me at 212-841-8857 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Rachel Phillips

Rachel Phillips

cc:	Kevin Hostetler, Chief Executive Officer and Interim Chief Financial Officer (Array Technologies, Inc.)

James Zhu, Chief Accounting Officer (Array Technologies, Inc.)

Michael Howell, Interim Chief Legal Officer (Array Technologies, Inc.)

Christopher Fox, Associate General Counsel (Array Technologies, Inc.)